+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

September 16, 2015

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Campbell Duru

Re:	Casella Waste Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed as PREC14A on September 4, 2015
File No. 0-23211

Ladies and Gentlemen:

On behalf of Casella Waste Systems, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 15, 2015 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A. The Company is also filing an amended Preliminary Proxy Statement (the “Amended Proxy Statement”) on Schedule 14A with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. The Company respectfully requests that the Staff confirm that it has no further comments to the Amended Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on September 18, 2015, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

Preliminary Proxy Statement

1.	Please include information as of the most recent practicable date. For example, please fill in all blanks and provide updated information as of the most reasonable practicable date including information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

Response: The Company has included information as of the most reasonable practicable date, completed blanks, and has provided updated information, including the information required by Item 4(b)(4) and Item 5 of Schedule 14A. Please note, however, that the Company will include dates related to the date of the stockholder notice, mailing date and deadlines for stockholder proposals and the outstanding shares as of the record date in the definitive proxy statement.

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver    Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto    Washington

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
September 16, 2015

2.	We note that one of the purposes of the meeting is to transact such other business “as may properly come before the 2015 Annual Meeting and any postponement, adjournment, rescheduling or continuation thereof….” We further note disclosure on the proxy card that the proxies granted provide the proxy holder with the authority “to act upon all matters incident to the conduct of the meeting and upon other matters that properly come before the 2015 meeting…” If the postponement, adjournment, rescheduling or continuation of the meeting is intended as a means for soliciting additional proxies, such postponement, adjournment, rescheduling or continuation would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Please refer to Rule 14a-4(c) of the Exchange Act and confirm your understanding. Alternatively, please revise the form of proxy card if it is your intention to postpone, adjourn, reschedule or continue the meeting for the purpose of soliciting additional proxies.

Response: The Company confirms its understanding of Rule 14a-4(c) and confirms that it does not intend a postponement, adjournment, rescheduling or continuation of the meeting for the purpose of soliciting additional proxies and understands that, if the Company had such an intention, such a postponement, adjournment, rescheduling or continuation would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority would be unavailable pursuant to Rule 14a-4(c) of the Exchange Act.

Will there be a proxy contest, page 2

3.	Please revise your statements to remove the implied assertion that the election of the company’s nominees will “deliver superior value to … shareholders…”

Response: We have removed all such statements in the Amended Proxy Statement, including the statement in this section, indicating that the election of our nominees would “deliver superior value to our stockholders.”

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In this regard, please revise to identify as your opinion and/or provide support for the following statements:

•	assertions, which are not qualified as to belief, that the company’s board candidates are “highly qualified”; and,
•	unsupported and unqualified statements regarding the achievements of Mr. O’Connor when he served as an officer in other organizations.

Response: With respect to the statements referenced in your first bullet point, the Company has revised all such statements in the Amended Proxy Statement such that such statements are characterized as statements of opinion or belief. With respect to your second bullet point, the Company has removed statements in the Amended Proxy statement discussing the achievements of Mr. O’Connor when he served as an officer in other organizations to the extent that such statements were unsupported or unqualified.

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
September 16, 2015

What are the costs of soliciting proxies, page 12

5.	You indicate that you will solicit proxies by mail, telephone, telegram, facsimile, electronic mail and personal solicitation. Please revise to specify whether you intend to use other electronic means such as the Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: We have revised the Amended Proxy Statement to indicate that the Company also intends to use the Internet to solicit proxies. In addition, the Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

6.	Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response: The Company supplementally advises the Staff that it does not currently plan to use any Internet chat rooms to solicit proxies.

Background to the Expected Contested Solicitation, page 15

7.	Given that a preliminary proxy statement has been filed by JCP Investment Partnership, LP, et. al., please revise your proxy statement disclosure, inclusive of the heading in this section, to reflect updated information regarding the contested nature of the solicitation.

Response: Given that a preliminary proxy statement has been filed by JCP Investment Partnership, LP, et. al., the Company has revised the Amended Proxy Statement, including the heading in this section, to delete all disclosure indicating that the solicitation is “expected” to be contested and to, instead, indicate that the solicitation “will” be contested.

8.	Please revise this section to more succinctly summarize material information relevant to the solicitation. Certain statements do not appear to be relevant to the chronology of events or appear duplicative of statements in other sections of the disclosure. We note for example, excessively detailed disclosure of communications amongst the parties and descriptions of the background of Messrs. O’Connor and Hulligan.

Response: The Company has revised this section to delete a number of statements that it believes may not be relevant to the chronology of events or that appear duplicative of statements in other sections of the Amended Proxy Statement. In this regard, the Company has removed from this section some of the more detailed disclosure regarding the backgrounds of Messrs. O’Connor and Hulligan.

***

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
September 16, 2015

Each participant hereby acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6624 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Jeffrey A. Stein
Jeffrey A. Stein

cc:	David L. Schmitt, Esq. – Casella Waste Systems, Inc.
Keith E. Gottfried, Esq. – Morgan, Lewis & Bockius LLP